Exhibit 12.1

FINISAR CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three months ended	Fiscal year ended
	July 31, 2016	May 1, 2016	May 3, 2015	April 27, 2014	April 28, 2013	April 30, 2012
	(In thousands, except ratios)
Earnings
Income (loss) from continuing operations before taxes and non-controlling interest	$25,992	$34,832	$20,682	$114,421	$(7,838)	$45,019
Add: (Income) loss from equity investees	75	(1,200)	(730)	(585)	—	619
Add: Fixed charges	3,694	14,718	15,474	9,074	6,688	7,137
Total earnings	$29,761	$48,350	$35,426	$122,910	$(1,150)	$52,775

Fixed charges
Interest expense	$2,986	$11,751	$12,022	$5,546	$2,589	$3,716
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	72	387	1,030	756
Estimate of the interest within rental expense	708	2,967	3,381	3,141	3,069	2,665
Total fixed charges	$3,694	$14,718	$15,475	$9,074	$6,688	$7,137

Ratio of earnings to fixed charges	8x	3x	2x	14x	N/A	7x